FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1           Translation of letter to the Buenos Aires Stock Exchange dated August 12, 2013

TRANSLATION

Autonomous City of Buenos Aires, August 12, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Negotiable obligations issuance authorization

Dear Sirs:

    The purpose of this letter is to comply with the requirements of current regulations and advise you that the Board of Directors of the Company, at its meeting held on August 9, 2013, approved the issuance and placement of negotiable obligations for an amount of up to ARS 1,000,000,000 (one thousand million Argentine pesos) or its equivalent in other currencies, in one or more series and/or tranches under the Company's USD 5,000,000,000 Global Negotiable Obligations Program, which was approved by the Shareholders’ Meeting held on April 30, 2013.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: August 12, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer